As filed with the Securities and Exchange Commission on November 10, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to
Schedule 14D-9

(Rule 14d-101)

SOLICITATION/ RECOMMENDATION STATEMENT PURSUANT TO

SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Vixel Corporation

(Name of Subject Company (Issuer))

Vixel Corporation

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $.0015 PER SHARE (INCLUDING ANY ASSOCIATED PREFERRED STOCK PURCHASE OR OTHER RIGHTS) AND SERIES B CONVERTIBLE PREFERRED STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

COMMON STOCK CUSIP 928552 10-8

(CUSIP Number of Class of Securities)

James M. McCluney

Chief Executive Officer
Vixel Corporation
11911 North Creek Parkway South
Bothell, Washington 98011
Telephone: (425) 806-5509
Facsimile: (425) 806-4050
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copy to:

David R. Wilson, Esq.
Heller Ehrman White & McAuliffe LLP
701 Fifth Avenue, Suite 6100
Seattle, Washington 98104-7098
Telephone: (206) 447-0900
Facsimile: (206) 447-0849

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 3 to Schedule 14D-9 amends and supplements the Schedule 14D-9 initially filed by Vixel Corporation, a Delaware corporation (“Vixel” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 15, 2003, as amended by Amendment No. 1 to the Schedule 14D-9 filed with the SEC on October 22, 2003 and amendment No. 2 to the Schedule 14D-9 filed with the SEC on November 5, 2003, relating to a tender offer commenced by Emulex Corporation, a Delaware corporation (“Emulex”), through its wholly owned subsidiary, Aviary Acquisition Corp., a Delaware corporation (“Purchaser”) on October 15, 2003 to purchase each outstanding share of common stock, par value $0.0015 per share, of Vixel (together with any associated preferred stock purchase or other rights issued pursuant to the Rights Agreement, dated as of November 15, 2000, between Vixel and Computershare Trust Company, Inc., as amended from time to time) and (ii) the Series B convertible preferred stock, par value $0.001 per share, of Vixel.

Item 4.	The Solicitation or Recommendation

      Item 4 of Schedule 14D-9 is hereby amended and supplemented as follows:

      In Item 4(b) “Background and Reasons for the Board’s Recommendation — Background”, the following sentence is inserted at the end of the second full paragraph:

      Other than the Alternative Bidder and Emulex, the Company had no acquisition discussions with any other parties.

     In Item 4(b) “Background and Reasons for the Board’s Recommendation—Background,” the 20th paragraph is amended and restated in its entirety as follows:

     On September 15, 2003, Alternative Bidder presented a revised term sheet with an offer price of $9.50 per Share. Alternative Bidder advised that the consideration would be either all cash or a combination of cash and Alternative Bidder’s stock. After receiving Alternative Bidder’s revised term sheet, the Transaction Committee met with Vixel management and representatives of Goldman Sachs and Heller Ehrman to discuss the revised term sheet. After that meeting ended, Mr. McCluney told Emulex management that the Board was meeting that night and that in light of the closeness of the two offers, Vixel was not in a position to negotiate exclusively with Emulex. During those discussions, Emulex management told Mr. McCluney that it would be willing to raise its bid to $9.75 per Share to be paid net in cash.

     In Item 4(b) “Background and Reasons for the Board’s Recommendation — Background,” the 24th paragraph is amended and restated in its entirety as follows:

     On September 17, 2003, Emulex delivered to Vixel a revised term sheet reflecting the $10.00 per Share offer. The Transaction Committee met again with Vixel management and representatives of Goldman Sachs and Heller Ehrman to discuss this term sheet, an exclusivity agreement and the Board’s fiduciary obligations. Other than the Alternative Bidder and Emulex, the Company had received no other bids for the Company.

     In Item 4(b) “Background and Reasons for the Board’s Recommendation,” the section titled “Opinion of Vixel’s Financial Advisor” is amended and restated in its entirety as follows:

     Opinion of Vixel’s Financial Advisor

     Goldman, Sachs & Co. Fairness Opinion. The Board considered presentations from Goldman Sachs and the oral opinion of Goldman Sachs, which was subsequently confirmed in a written opinion, dated as of October 8, 2003, to the effect that, as of such date, based upon and subject to the considerations and assumptions set forth therein, the $10.00 per share of Common Stock in cash to be received by the holders of shares of Common Stock in the Offer and the Merger was fair from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, dated October 8, 2003, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Schedule No. II to this Schedule 14D-9. Vixel’s stockholders should read the opinion in its entirety. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the transaction. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of shares of Common Stock should tender such shares in the Offer or how any holder of such shares should vote with respect to the Merger. The Board was aware that Goldman Sachs becomes entitled to certain fees described in Item 5 upon the consummation of the Offer. The Board was also aware that Peter J. Perrone, a Vice President of Goldman Sachs, is a director of Vixel and that as of October 8, 2003, the GS Entities owned 2,947,651 shares of Vixel’s Series B Preferred Stock (including 84,127 shares of Series B Preferred Stock representing accrued but unpaid dividends) and warrants to purchase 859,056 shares of Common Stock.

     In connection with rendering its opinion and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	Annual Reports to stockholders and Annual Reports on Form 10-K of Vixel for the fiscal years ended January 2, 2000, December 31, 2000, December 30, 2001 and December 29, 2002;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Vixel;

•	certain other communications from Vixel to its stockholders; and

•	certain internal financial analyses and forecasts for Vixel prepared by Vixel’s management.

     Goldman Sachs also held discussions with members of the senior management of Vixel regarding their assessment of the past and current business operations, financial condition, and future prospects of Vixel. In addition, Goldman Sachs reviewed the reported price and trading activity for the shares of Common Stock, compared certain financial and stock market information for Vixel with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain other business combinations and performed such other studies and analyses as it considered appropriate.

     Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of performing its analyses and rendering its opinion. In that regard, Goldman Sachs assumed with Vixel’s consent that the internal financial analyses and forecasts for Vixel described above were reasonably prepared on a basis reflecting the best currently available estimates and judgments of Vixel. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any derivative or off-balance-sheet assets and liabilities) of Vixel or any of its subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. The opinion of Goldman Sachs does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative business transaction that might be available to Vixel, nor does it address the underlying business decision of Vixel to engage in the transactions contemplated by the Merger Agreement.

     The following is a summary of the material financial analyses used by Goldman Sachs in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs. The order of analyses described does not represent the relative importance or weight given to those analyses by Goldman Sachs.

     Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 3, 2003 and is not necessarily indicative of current market conditions.

     Historical Stock Trading Analysis. Goldman Sachs reviewed the historical trading prices for the shares of Common Stock for the one year period ended October 3, 2003 and for the period beginning October 1, 1999 (Vixel’s initial public offering) and ending October 3, 2003. In addition, Goldman Sachs analyzed the consideration to be received by holders of shares of Common Stock pursuant to the Offer and the Merger in relation to the closing price of the shares of Common Stock on October 3, 2003, the latest 5 day, 10 day, 20 day, 30 day, 60 day, 90 day and one year average market prices and the 52 week high and low market prices of the shares of Common Stock.

     This analysis indicated that the price per share to be received by the holders of shares of Common Stock pursuant to the Offer and the Merger represented:

•	a premium of 21.2% based on the market price of $8.25 per share as of October 3, 2003, the trading day 3 trading days prior to announcement of the transaction;

•	a premium of 29.8% based on the latest 5 day average market price of $7.71 per share;

•	a premium of 26.7% based on the latest 10 day average market price of $7.89 per share;

•	a premium of 28.3% based on the latest 20 day average market price of $7.80 per share;

•	a premium of 26.1% based on the latest 30 day average market price of $7.93 per share;

•	a premium of 28.8% based on the latest 60 day average market price of $7.77 per share;

•	a premium of 38.7% based on the latest 90 day average market price of $7.21 per share;

•	a premium of 137.2% based on the latest one year average market price of $4.22 per share;

•	a premium of 11.6% based on the 52 week high market price of $8.96 per share; and

•	a premium of 624.6% based on the 52 week low market price of $1.38 per share.

     Multiples Analysis. Goldman Sachs calculated the following financial ratios based on the consideration to be received by the holders of shares of Common Stock pursuant to the Offer and the Merger, information it obtained from SEC filings, the last twelve months revenue and the last quarter revenue annualized for Vixel and estimates of Vixel’s revenues for calendar year 2003 and 2004 prepared by Vixel management and from Institutional Brokers Estimate System, or IBES, estimates:

•	levered consideration, which is the fully-diluted equity consideration (including stock option and warrants treated based on the treasury stock method) payable pursuant to the Offer and the Merger plus the book value of Vixel’s debt less cash, as a multiple of 13.7 of Vixel’s last twelve months revenue;

•	levered consideration as a multiple of 12.8 of Vixel’s last quarter revenue annualized;

•	levered consideration as a multiple of 12.2 of Vixel’s estimated calendar year 2003 revenue using IBES estimates;

•	levered consideration as a multiple of 8.3 of Vixel’s estimated calendar year 2004 revenue using IBES estimates;

•	levered consideration as a multiple of 12.0 of Vixel’s estimated calendar year 2003 revenue using Vixel management estimates; and

•	levered consideration as a multiple of 6.1 of Vixel’s estimated calendar year 2004 revenue using Vixel management estimates.

     Relative Expected Operating Performance and Public Market Multiple Analyses. Goldman Sachs reviewed and compared certain expected operating performance information for calendar year 2003 and 2004 based on selected Wall Street research estimates for Vixel, the median of semiconductor company index, the median of storage company index and certain publicly traded corporations in the semiconductor and storage industries. Goldman Sachs also calculated and compared various financial multiples for Vixel and the selected companies based on financial data and closing prices as of October 3, 2003, information it obtained from SEC filings and IBES estimates.

Selected Semiconductor Companies	Selected Storage Companies

Applied Micro Circuits Corporation	Emulex Corporation
PMC-Sierra, Inc.	QLogic Corporation
Broadcom Corporation

     Semiconductor median and storage median indices were comprised of the following companies:

Semiconductor Index	Storage Index

Agere Systems Inc.	Adaptec, Inc.
Applied Micro Circuits Corporation	Brocade Communications Systems, Inc.
Broadcom Corporation	Emulex Corporation
LSI Logic Corporation	JNI Corporation
Marvell Technology Group Ltd.	McDATA Corporation
PMC-Sierra, Inc.	QLogic Corporation
Silicon Image, Inc.
Vitesse Semiconductors Corporation

Although none of the selected companies is directly comparable to Vixel, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Vixel.

     With respect to Vixel and the selected companies, Goldman Sachs compared:

•	expected 2003 to 2004 revenue growth;

•	expected 2004 gross profit as percent of revenue;

•	expected 2004 operating profit as percent of revenue; and

•	levered market capitalization, which is the market value of common equity plus the book value of debt less cash (and in the case of Vixel, the as adjusted column represents the assumption of a net cash position of $0), as a multiple of estimated 2003 and 2004 revenue.

     The results of this comparison are summarized below:

Selected
	Semiconductor		Selected Storage			Vixel
	Companies		Companies		Vixel	(as adjusted)

	Range of	Median	Range	Median
	Selected	of Index	of Selected	of Index
	Companies		Companies
2003-2004 Expected Revenue Growth	21.5% - 29.0%	22.3%	13.9% -23.2%	18.1%	54.8%	N/A
2004 Expected Gross Margin	50.0% - 64.8%	55.4%	63.5% - 64.4%	57.5%	49.7%	N/A
2004 Expected Operating Margin	(58.6)% - 14.6%	9.8%	35.0% - 36.6%	10.7%	(7.6)%	N/A
Levered Market Capitalization as a multiple of:
Estimated 2003 Revenue	5.7x – 9.5x	5.8x	5.8x – 8.0x	3.1x	9.7x	10.6x
Estimated 2004 Revenue	4.6x – 7.9x	4.8x	5.0x – 6.9x	2.3x	6.7x	7.2x

NA denotes that the information is not applicable.

     Multiple Paid Analysis at Offer Price. Goldman Sachs also calculated and compared various financial multiples for Vixel and the selected companies based on financial data and closing prices as of October 3, 2003, information it obtained from SEC filings and IBES estimates and estimates prepared by Vixel management.

     With respect to Vixel and the selected companies, Goldman Sachs calculated levered market capitalization as a multiple of estimated calendar 2004 revenue using IBES estimates and estimates prepared by Vixel management.

     The results of this comparison are summarized below:

Selected
	Semiconductor		Selected Storage		Vixel	Vixel
	Companies		Companies		(IBES)	(Management)

	Range of	Median	Range of	Median
	Selected	of Index	Selected	of Index
	Companies		Companies
Levered Market Capitalization as a multiple of:
Estimated 2004 Revenue	4.6x – 7.9x	4.8x	5.0x – 6.9x	2.3x	6.7x	4.9x

     With respect to Vixel, Goldman Sachs calculated levered consideration as a multiple of estimated 2004 revenue based on IBES estimates and estimates prepared by Vixel management assuming two different levels of estimated 2004 revenue.

     The results of this comparison are summarized below:

		Vixel	Vixel
	Vixel	(Management –	(Management –
	(IBES)	Base Case)	Upside Case)

Levered Consideration as a multiple of:
Estimated 2004 Revenue	8.3x	6.1x	5.3x

     Discounted Cash Flow Analysis. Goldman Sachs performed a discounted cash flow analysis on Vixel using Vixel management projections assuming three different levels of financial operating performance for Vixel in future years, referred to as the downside case, the base case and the upside case. Goldman Sachs calculated implied net present values of free cash flows for Vixel for the three months ended December 31, 2003 and the years 2004 through 2012 using discount rates ranging from 13% to 17%. Goldman Sachs calculated illustrative implied terminal values in the year 2012 based on multiples ranging from 18.0x net income to 22.0x net income. These implied terminal value indications were then discounted to an implied present value as of September 30, 2003, using discount rates ranging from 13% to 17%.

•	Based on the downside case management projections, this analysis resulted in an illustrative range of implied equity value indications of $180 million to $122 million and implied equity value per share indications of $5.86 to $4.25 per share of Common Stock.

•	Based on the base case management projections, this analysis resulted in an illustrative range of implied equity value indications of $235 million to $157 million and implied equity value per share indications of $7.37 to $5.21 per share of Common Stock.

•	Based on the upside case management projections, this analysis resulted in an illustrative range of implied equity value indications of $366 million to $241 million and implied equity value per share indications of $11.00 to $7.53 per share of Common Stock.

     Goldman Sachs performed a sensitivity analysis to the discounted cash flow analysis by applying certain ranges of deviations to the annual sales growth estimates and earnings before interest and taxes, or EBIT, margin estimates of Vixel’s management assuming three different levels of financial operating performance for Vixel in future years. The sensitivity analysis assumed a discount rate of 15% and a terminal value multiple of estimated 2012 net income of 20.0x. The annual sales growth deviations ranged from (5.0)% to 5.0% and the EBIT margin deviations ranged from (2.0)% to 2.0%.

•	Based on the downside case management projections, this analysis resulted in an illustrative range of implied equity value indications of $200 million to $127 million and implied equity value per share indications of $6.41 to $4.38 per share of Common Stock.

•	Based on the base case management projections, this analysis resulted in an illustrative range of implied equity value indications of $269 million to $146 million and implied equity value per share indications of $8.31 to $4.91 per share of Common Stock.

•	Based on the upside case management projections, this analysis resulted in an illustrative range of implied equity value indications of $408 million to $215 million and implied equity value per share indications of $12.17 to $6.82 per share of Common Stock.

     Discounted Future Stock Price Analysis. Goldman Sachs performed a present value analysis of Vixel’s future share price using Vixel management projections. Goldman Sachs calculated illustrative implied future share prices for year 2006 based on estimated price to earnings multiples ranging from 25.0x to 35.0x and estimates of earnings per share, or EPS, ranging from $0.21 to $0.33. These implied future share prices were then discounted to an implied present value as of October 3, 2003, using a discount rate of 15%. The results of this analysis are as follows:

	2006E	1-Year Forward P/E Multiple

	EPS	25.0 x	27.5x	30.0x	32.5x	35.0x

Downside Case	$0.21	$4.53	$4.99	$5.44	$5.89	$6.35
Base Case	$0.25	$5.35	$5.88	$6.42	$6.95	$7.49
Upside Case	$0.33	$6.90	$7.59	$8.28	$8.97	$9.65

     Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for Vixel to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the semiconductor and storage industries:

Semiconductor Companies	Storage Companies

Agere Systems Inc.	Adaptec, Inc.
Applied Micro Circuits Corporation	Brocade Communications Systems, Inc.
Broadcom Corporation	Emulex Corporation
LSI Logic Corporation	JNI Corporation
Marvell Technology Group Ltd.	McDATA Corporation
PMC-Sierra, Inc.	QLogic Corporation
Silicon Image, Inc.
Vitesse Semiconductors Corporation

Although none of the selected companies is directly comparable to Vixel, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Vixel.

     Goldman Sachs calculated and compared various financial multiples and ratios based on financial data and closing prices as of October 3, 2003, information it obtained from SEC filings and estimates prepared by Vixel management or from IBES estimates. With respect to the selected companies, Goldman Sachs calculated:

•	levered market capitalization as a multiple of estimated calendar 2003 and 2004 revenue;

•	the ratio of stock price to estimated calendar 2003 and 2004 EPS;

•	the five year forecasted compound annual growth rate, or CAGR, of EPS, which is the forecasted rate at which EPS grows year over year, based on a five year projection of EPS;

•	the ratio of stock price to calendar 2004 EPS as a multiple of the five year compound annual growth rate of earnings per share, or PEG;

•	the percentage revenue growth between calendar 2003 and 2004; and

•	the last quarter gross margin percentage.

     The results of these analyses are summarized as follows:

Selected
	Selected Storage		Semiconductor		Vixel	Vixel
	Companies		Companies		(IBES)	(Management)

	Range	Median	Range	Median
Levered Market Capitalization as a multiple of:
Estimated 2003 Revenue	1.2x – 8.0x	3.1x	2.2x – 9.5x	5.8x	9.7x	9.6x
Estimated 2004 Revenue	1.1x – 6.9x	2.3x	1.9x – 7.9x	4.8x	6.7x	4.9x
Ratio of stock price to:
Estimated 2003 EPS	30.5x – 57.9x	39.3x	43.7x – 67.0x	55.3x	NM	NM
Estimated 2004 EPS	26.5x – 44.5x	32.0x	33.3x – 46.2x	39.8x	NM	NM
5 Year EPS CAGR	15% - 40%	18.3%	12.5% - 35.0%	30.0%	NA	NA
2004 PEG	1.6x – 3.0x	1.7x	1.1x – 3.7x	1.5x	NM	NM
2003 – 2004 Revenue Growth	6.2% - 55.8%	16.6%	14.7% - 36.1%	21.5%	46.1%	96.0%
Last Quarter Gross Margin	42.7% - 66.7%	58.9%	29.6% - 64.7%	54.3%	49.3%	49.3%

NM denotes that the information is not meaningful.

     Comparable Transaction Analysis. Goldman Sachs analyzed certain information relating to the following four transactions in the semiconductor and storage industries.

Target/Acquiror

JNI Corporation/Applied Micro Circuits Corporation
Legato Systems, Inc./EMC Corporation, Inc.
Ancor Communications, Incorporated/QLogic Corp.
Data General Corporation/EMC Corporation, Inc.

Although none of the selected transactions is directly comparable to Vixel, the transactions included were chosen because they involved publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Vixel.

The following table presents the price premiums paid in the transactions in relation to the closing price of the target the day before the transaction was announced, the multiple of next year revenue and the multiple of next year earnings.

	Premium to	Multiple of Next	Multiple of Next
Target/Acquiror	Market	Year Revenue	Year Earnings

JNI Corporation/Applied Micro Circuits Corporation	20.9%	2.4x	NM
Legato Systems, Inc./EMC Corporation, Inc.	16.1%	3.5x	48.1x
Ancor Communications, Incorporated/QLogic Corp.	69.0%	19.1x	NM
Data General Corporation/EMC Corporation, Inc.	48.5%	0.6x	NM

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Vixel or the contemplated transaction.

     The analyses summarized above do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Vixel, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

     As described in this Item 4(b), Goldman Sachs’ opinion to Vixel’s Board of Directors was one of many factors taken into consideration by Vixel’s Board of Directors in making its determination to approve the contemplated transaction. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Schedule II to this Schedule 14D-9.

     Goldman Sachs, as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities and private placements as well as for estate, corporate and other purposes. Goldman Sachs has acted as financial advisor to Vixel in connection with, and has participated in certain of the negotiations leading to, the transactions contemplated by the Merger Agreement. Goldman Sachs expects to receive fees for its services in connection with the transactions contemplated by the Merger Agreement, all of which fees are contingent upon consummation of such transactions, and Vixel has agreed to reimburse Goldman Sachs’ expenses and indemnify Goldman Sachs against certain liabilities arising out of its engagement. Peter J. Perrone, a Vice President of Goldman Sachs, is a director of Vixel. Goldman Sachs also may provide investment banking and other services to Vixel and Emulex in the future. In connection with the above-described investment banking services Goldman Sachs may receive compensation.

     The Vixel Board of Directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the contemplated transaction.

     Goldman Sachs provides a full range of financial advisory, financing and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold long and short positions in securities, including derivative securities, of Vixel or Emulex for its own account and for the accounts of customers. As of the date hereof, Goldman Sachs and its affiliates own 2,947,651 shares of the Series B Preferred Stock and warrants to purchase 859,056 shares of Common Stock.

     Item 4(d) “Stockholder Lawsuit” of the Schedule 14(d)-9 is hereby amended and restated as follows:

(d) Stockholder Lawsuit

      On October 9, 2003, a purported class action lawsuit was filed in King County Superior Court of the State of Washington against Vixel each of Vixel’s directors and certain unnamed individuals (the “Vixel Parties”), entitled Russell Fink v. Vixel Corporation, et al., Case No. 03-2-37226-9SEA. The complaint makes general allegations that, among other things, Vixel’s directors breached their fiduciary duties to Vixel stockholders in connection with the approval of the Merger and seeks to enjoin the Offer and have the Merger Agreement declared unlawful, among other forms of relief. The foregoing description of the complaint is qualified in its entirety by reference to the complaint itself, a copy of which is filed as Exhibit(e)(22) to this Schedule 14D-9.

     On November 7, 2003, the Vixel Parties entered into a memorandum of understanding with the plaintiff in the class action suit pursuant to which the parties have agreed to settle the action, subject to court approval. As part of the settlement, Vixel has agreed to amend this Schedule 14D-9 and, if applicable, to modify, in the same manner, any proxy materials that may be required to be filed in connection with the Merger. The amendments are intended to provide certain additional disclosures to Vixel stockholders in determining whether to tender their shares.

     The settlement also provides for the release of the Vixel Parties, Emulex, the Purchaser and their affiliates, and each of their past or present directors, officers, employees, partners, principals, agents, controlling shareholders, advisors, and any entity in which any Vixel Party and/or Emulex has a controlling interest, assigns, spouses, heirs, associates, related or affiliated entities, any member(s) of their immediate families, or any trust of which any Vixel Party and/or Emulex is the settlor or which is for the benefit of any Vixel Party and/or member(s) of his or her family. The release covers any and all claims, causes of action, demands, rights, or liabilities including, but not limited to, claims for negligence, gross negligence, professional negligence, breach of duty of care and/or breach of duty of loyalty and/or breach of duty of candor, fraud, breach of fiduciary duty, mismanagement, corporate waste, malpractice, breach of contract, negligent misrepresentation, violations of any state or federal statutes, rules or regulations, including without limitation claims arising under the federal securities laws, and any unknown claims that have been or the could have been asserted in any forum by or on behalf of the representative plaintiff, or the putative class and relate to, or arise out of, the acquisition of Vixel by Emulex and the Purchaser.

     The consummation of the settlement is subject to: (a) the closing of the Offer and Merger; (b) the drafting and execution of formal settlement documents; (c) the completion by plaintiff of reasonable discovery as agreed to by the parties; and (d) final court approval (as defined by law) of the settlement and dismissal of the action with prejudice.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIXEL CORPORATION

By: /s/ Kurtis L. Adams

Name: Kurtis L. Adams
Title: Chief Financial Officer

Dated: November 10, 2003